UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 13, 2026, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) entered into a letter of intent (the “LOI”) with Beyond Air, Inc. (“XAIR”) regarding a proposed acquisition transaction involving NeuroNOS Ltd., a private biopharmaceutical company incorporated under the laws of the State of Israel. On March 9, 2026, the LOI expired by its terms, as the parties have not entered into a definitive agreement. On March 9, 2026, XAIR also notified the Company that it considers the LOI terminated as of March 9, 2026, and that the parties are released from any further obligations under the LOI other than those provisions that expressly survive termination, including the confidentiality obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

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